Karl Hiller

Joanna Lam

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

RE:	China Prosperous Clean Energy Corporation
File No. 000-53224
SEC Comment Letter dated December 18, 2009

Date: January 28, 2009

Dear Ladies and Gentlemen,

On behalf of China Prosperous Clean Energy Corporation (the “Company”), I am writing to request for an extension of additional 8 days for us to submit the responses to your comment letter dated December 18, 2009 regarding the Company’s Form 10-K for year ended December 31, 2008 and Form 10-Qs for quarters ended March 31, 2009, June 30, 2009 and September 30, 2009. We had planned to submit the responses by January 28, 2010, however, due to certain circumstances, we need extra time to prepare and finalize the responses.

We will submit the responses to you by February 05, 2010.

We greatly appreciate your assistance. If you have any questions or comments regarding the foregoing, please do not hesitate to contact our legal counsel’s office at Bernard & Yam, LLP, Attn: Bin Zhou, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours

/s/ Ben Wang
_________________________

Ben Wang

Chief Financial Officer

China Prosperous Clean Energy Corporation